Guardian Technologies International, Inc.

516 Herndon Parkway

Suite A

Herndon, Virginia  20170

May 28, 2008

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attention: Barbara C. Jacobs, Esq.

    Assistant Director

                 Division of Corporation Finance

Re:	Guardian Technologies International, Inc. Post–Effective Amendment No. 1 on Form S-1 File No. 333-139591

Dear Sir or Madam:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the undersigned, Guardian Technologies International, Inc., a Delaware corporation (the “Company”), hereby requests withdrawal of Post-Effective Amendment No. 1 (“Post –Effective Amendment No. 1”) to its Registration Statement on Form S-1 (File No. 333-139591) (the “Registration Statement”).

Post-Effective Amendment No. 1 was filed with the Securities and Exchange Commission (the “Commission”) on April 25, 2008.

No securities were sold pursuant to Post-Effective Amendment No. 1.  Post-Effective Amendment No. 1 has not been declared effective by the Commission.

In connection with the filing of Post-Effective Amendment No. 1 by the Company pursuant to the electronic filing requirements of Regulation S-T, the document was incorrectly tagged for filing as a pre-effective amendment to the Registration Statement.

If you have any question regarding the foregoing withdrawal application, please contact the undersigned at (703) 464-5495 Ext. 143, or Neil R.E. Carr, Esq., of the law firm of Babirak Carr, P.C., at (202) 467-0916. Thank you for your attention to this matter.

Respectfully submitted,

/s/ Gregory E. Hare

Gregory E. Hare

Chief Financial Officer

cc:

Maryse Mills-Apenteng, Esq.

Neil R.E. Carr, Esq.